                      REGISTRATION AND REPORTING UNDER THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                           ANNUAL REPORTS ON FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

X        Annual report pursuant to Section 15(d) of the Securities Exchange Act
-        of 1934
                      For the fiscal year ended December 31, 2001

                                       OR

         Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                      For the transition period from ___________ to ____________

Commission file number 1-5985
                       ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
         NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES
         ---------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  NEWCOR, INC.
                          43252 Woodward Ave, Suite 240
                        Bloomfield Hills, Michigan 48302
                                 (248) 253-2400

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES
                                         ---------------------------------------
                                          (name of plan)

Date June 26, 2002                    By /s/ Thomas D. Parker
     -------------                       --------------------
                                                  Thomas D. Parker
                                                  Plan Administrator

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                   -----------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                          INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                   -----------


                                                                                                              PAGES
                                                                                                              -----
Report of Independent Accountants                                                                                2


Financial Statements:

   Statement of Net Assets Available for Benefits
      as of December 31, 2001 and 2000                                                                           3

   Statement of Changes in Net Assets Available for
      Benefits for the Years Ended December 31, 2001 and 2000                                                     4

   Notes to Financial Statements                                                                               5-8


Supplemental Schedules:

   Schedule H, Line 4i - Schedule of Assets (Held at the End of the Year)
      at December 31, 2001                                                                                       9

   Schedule H, Line 4j - Schedule of Reportable Transactions                                                 10-11
      for the Year Ended December 31, 2001

Exhibit 23.1
   Consent of Independent Accountants                                                                          12

Report of Independent Accountants

To the Participants and Administrator of Newcor, Inc. Savings Plan for Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Newcor, Inc. Savings Plan for Employees (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets at December 31, 2001 and of reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
June 21, 2002

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        as of December 31, 2001 and 2000

                                   ----------


                                                                2001                 2000
                                                                ----                 ----
Assets:
     Investments, at fair value                              $16,217,800         $10,908,100
     Employee loans                                              162,500               2,100
     Company matching contributions receivable                         -              27,600
     Employee contributions receivable                            75,300              75,700
                                                             -----------         -----------

Net assets available for plan benefits                       $16,455,600         $11,013,500
                                                             ===========         ===========


                     The accompanying notes are an integral
                        part of the financial statements.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                 for the years ended December 31, 2001 and 2000

                                  ------------


                                                                      2001                 2000
                                                                      ----                 ----
Additions:
    Employee contributions                                        $  1,024,300         $  1,038,600
    Employer contributions                                             185,600              359,900
    Employee rollovers and other                                       326,700               51,400
    Plan merger                                                      6,158,000
    Investment income:
       Interest and dividend income                                    461,400              966,800
       Net depreciation in fair value of investments                (1,138,300)          (1,574,500)
                                                                  ------------         ------------


                Total additions                                      7,017,700              842,200

Deductions:
    Participant distributions                                        1,544,100            1,576,700
    Other                                                               31,500                1,200
                                                                  ------------         ------------

                Total deductions                                     1,575,600            1,577,900
                                                                  ------------         ------------

                Net increase (decrease)                              5,442,100             (735,700)
Net assets available for benefits:
    Beginning of year                                               11,013,500           11,749,200
                                                                  ------------         ------------

    End of year                                                   $ 16,455,600         $ 11,013,500
                                                                  ============         ============

                     The accompanying notes are an integral
                        part of the financial statements.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                                   ----------

1.       DESCRIPTION OF THE PLAN:

         The Plan is a defined contribution plan adopted effective May 1, 1985 covering eligible employees of Newcor, Inc. (the "Company"). The Grand Machining 401(K) Plan was merged with the Plan effective August 1, 2001 ($6,158,000 net assets transferred into the Plan). The Grand Machining 401(k) Plan included all salaried employees at Deco and Deco Technologies, wholly owed subsidiaries of the Company.

         Information about the Plan and the vesting, benefit and allocation provisions is contained in the plan agreement. Copies of this document are available from the employer, Newcor, Inc.

         Participants may make contributions to the Plan up to a maximum amount as specified in IRS Section 402(G). Participants may invest in numerous funds options.

         The Company's matching contribution, in the form of Newcor common stock, is subject to a vesting schedule based on years of service from the date of hire as follows: 1 year of service, 30 percent vesting; 2 years of service, 60 percent vesting; 3 years of service, 100 percent vesting. Nonvested Company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. During 2001, employer contributions were reduced by $7,210 from forfeited non-vested accounts.

         The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Effective July 1, 2001 the Company temporarily discontinued the matching contribution. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.       SIGNIFICANT ACCOUNTING POLICIES:

         The financial statements of the Plan are prepared under the accrual method of accounting.

         The fair value of investments held by the Plan in collective investment funds and common stock funds are stated at quoted market prices on the last business day of the plan year.

         Expenses incurred in connection with the operation of the Plan are borne by the employer.

         The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized depreciation on those investments.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management at times to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

         The Plan provides for various investment options in any combination of funds whose underlying assets may include stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                  -------------

3.       INVESTMENTS:

         The Plan's investments are held by Capital Bank & Trust, the Trustee. The following table presents the fair value of investments as of December 31, 2001 and 2000:

                                                                                    2001                          2000
                                                                                    ----                          ----
          American Funds Investments:
                 Bond Fund of America                                            $ 1,235,300                 $   317,300
                 Cash Management Trust                                             3,664,600                   2,437,600
                 Euro Pacific Growth Fund                                            984,600                   1,079,600
                 Income Fund of America                                            1,137,900                   1,088,400
                 Investment Company of America                                     2,975,500                   2,738,600
                 New Perspective Fund                                              1,561,600                   1,797,100
                 Washington Mutual Investors Fund                                  2,488,500                     160,400
                 Growth Fund of America                                            1,761,900                     783,500
                 Small Capital World Fund                                            232,100                     248,200
          Newcor, Inc. Common Stock Fund*                                            175,800                     257,400
                                                                                 -----------                 -----------

                 Total                                                           $16,217,800                 $10,908,100
                                                                                 ===========                 ===========


* On February 25, 2002 (the "Petition Date"), Newcor and its subsidiaries (collectively, the "Debtors" or "Newcor"), filed voluntary petitions for relief (the "Filing") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Debtors are currently operating their businesses as debtors-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 cases of the Debtors (collectively, the "Chapter 11 Cases") are being jointly administered under Case No. 02-10575 (MFW). As of May 2002, as a result of the Filing, the value of the Newcor Common Stock Fund, if any, will be substantially less than the carrying value at December 31, 2001.



4.       INCOME TAX STATUS:


         The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                  -------------



5.       NONPARTICIPANT-DIRECTED INVESTMENTS:

         The Newcor, Inc. Common Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Information about the net assets and the significant components of the changes in net assets is as follows:



                             SUMMARY OF NET ASSETS
                           December 31, 2001 and 2000

                                                                           2001                     2000
                                                                           ----                     ----
       Newcor, Inc. Common Stock Fund*                                 $ 175,800                 $ 257,400





                          SUMMARY OF CHANGES IN ASSETS
                 For the years ended December 31, 2001 and 2000

                                                                             2001                    2000
                                                                             ----                    ----
Employee/employer contributions                                            $ 228,000              $ 409,200
Net depreciation in fair value of investment                                (184,100)              (583,200)
Participants distributions                                                   (48,300)               (63,200)
Transfers                                                                    (77,200)              (138,500)
                                                                           ---------              ---------
Total changes in assets                                                    $ (81,600)             $(375,700)
                                                                           =========              =========


* On February 25, 2002 (the "Petition Date"), Newcor and its subsidiaries (collectively, the "Debtors" or "Newcor"), filed voluntary petitions for relief (the "Filing") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Debtors are currently operating their businesses as debtors-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 cases of the Debtors (collectively, the "Chapter 11 Cases") are being jointly administered under Case No. 02-10575 (MFW). As of May 2002, as a result of the Filing, the value of the Newcor Common Stock Fund, if any, will be substantially less than the carrying value at December 31, 2001.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                  -------------


6.       BENEFIT PAYMENTS:

         Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid aggregated $329,500 and $8,590 at December 31, 2001 and 2000, respectively.


7.       FORM 5500:

         The difference between the information included in Form 5500 and that which is included in the accompanying financial statements is attributable to benefits payable being reported as a liability on Form 5500 while the accompanying financial statements do not reflect benefits payable as a liability on the statement of net assets available for plan benefits.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF THE YEAR)

                                December 31, 2001

                                  -------------


                    (b)
              IDENTITY OF ISSUER,                                                                           (e)
               BORROWER, LESSOR                           (c)                           (d)               CURRENT
(a)            OR SIMILAR PARTY                DESCRIPTION OF INVESTMENT               COST                VALUE
---            ----------------                -------------------------               ----                -----
*         American Funds Investments
             Bond Fund of America                     96,581  Shares               $  1,263,182        $  1,235,300
             Cash Management Trust                 3,673,002  Shares                  3,673,002           3,664,600
             Euro Pacific Growth Fund                 36,643  Shares                  1,085,130             984,600
             Income Fund of America                   71,931  Shares                  1,172,088           1,137,900
             Investment Company of America           104,296  Shares                  2,987,772           2,975,600
             New Perspective Fund                     71,997  Shares                  1,578,097           1,561,600
             Washington Mutual Investors Fund         88,089  Shares                  2,645,691           2,488,500
             Growth Fund of America                   74,309  Shares                  1,988,791           1,761,800
             Small Capital World Fund                 10,125  Shares                    341,948             232,100
                                                                                   ------------        ------------
                           Total American Funds                                      16,735,701          16,042,000

*        Newcor, Inc. Common Stock Fund**            247,602  Shares                    794,295             175,800

         Participant Loans                                                                    -             162,500
                                                                                   ------------        ------------
                                                                                   $ 17,529,996        $ 16,380,300
                                                                                   ============        ============


*Party in interest to the Plan

** On February 25, 2002 (the "Petition Date"), Newcor and its subsidiaries (collectively, the "Debtors" or "Newcor"), filed voluntary petitions for relief (the "Filing") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Debtors are currently operating their businesses as debtors-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 cases of the Debtors (collectively, the "Chapter 11 Cases") are being jointly administered under Case No. 02-10575 (MFW). As of May 2002, as a result of the Filing, the value of the Newcor Common Stock Fund, if any, will be substantially less than the carrying value at December 31, 2001.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 2001

                                   ----------


                                                        (c)          (d)      (e)       (f)       (g)           (h)           (i)
      (a)                          (b)               PURCHASE     SELLING   LEASE    EXPENSE     COST     CURRENT VALUE    NET GAIN
IDENTITY OF PARTY          DESCRIPTION OF ASSET       PRICE        PRICE    RENTAL   INCURRED   OF ASSET    OF ASSET       OR (LOSS)
-----------------          --------------------    -----------    -------   ------   --------   --------  -------------    ---------


REPORTING CRITERION I:     Any non-participant directed transaction
----------------------     within the plan year, with respect to any
                           plan asset, involving an amount in excess of
                           five percent of the current value of plan
                           assets.

                                                                                                  None







REPORTING CRITERION II:    Any series of non-participant
-----------------------    directed transactions (other than
                           transactions with respect to securities)
                           within the plan year with or in conjunction
                           with the same person which, when aggregated,
                           regardless of the category of asset and the
                           gain or loss on any transaction, involves an
                           amount in excess of five percent of the
                           current value of plan assets.
                                                                                                  None

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 2001

                                  ------------


                                                        (c)          (d)      (e)       (f)       (g)           (h)           (i)
      (a)                          (b)               PURCHASE     SELLING   LEASE    EXPENSE     COST     CURRENT VALUE    NET GAIN
IDENTITY OF PARTY          DESCRIPTION OF ASSET       PRICE        PRICE    RENTAL   INCURRED   OF ASSET    OF ASSET       OR (LOSS)
-----------------          --------------------    -----------    -------   ------   --------   --------  -------------    ---------

REPORTING CRITERION III:   Any non-participant directed transaction
------------------------   within the plan year involving securities of
                           the same issue if within the plan year any
                           series of transactions with respect to such
                           securities, when aggregated, involves an
                           amount in excess of five percent of the
                           current value of plan assets

                                                                                                    None






REPORTING CRITERION IV:    Any non-participant directed transaction
-----------------------    within the plan year with respect to
                           securities with or in conjunction with a
                           person which, if any prior or subsequent
                           single transaction within the plan year with
                           such person with respect to securities,
                           exceeds five percent of the current value of
                           plan assets.

                                                                                                    None

                                  EXHIBIT INDEX



EXHIBIT                    DESCRIPTION

  23                       Consent of Independent Accountants